SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 18, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated August 18, 2011, the Company informed that APSA fulfilled the conditions of the transaction reported by Form 6-K dated as of June 27, 2011.

In such letter, the Company reported that APSA, has conditionally acquired from Boldt S.A. and Inverama S.L. (the “Sellers”) the fifty percent (50%) of the shares of Nuevo Puerto Santa Fe S.A., hereinafter “NPSF,” a corporation that is tenant of a building in which was built and operates a shopping center of approximately 8,000 leasable square meters (sqm), located at the Santa Fe City’s Port, Santa Fe Province and a sub-licensee as from the date hereof.

In this regard, we inform that on the date hereof, the parties have fulfilled the conditions under which the transaction was subjected it, by signing the corresponding documents.

Finally we inform that the transaction has been approved by the Administrative Entity of Puerto Santa Fe, regarding the modification of the shareholding structure of NPSF, and has not been opposed by Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe”.

Consequently, the Company NPSF is constituted 50% by APSA and the remaining 50% by GRAINCO SA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: August 24, 2011